UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☑ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
French Morning Media Group, Inc.

Legal status of issuer

> **Form**
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> July 21, 2017

Physical address of issuer
27 West 20th Street, Suite 800, New York, NY 10011

Website of issuer
frenchmorning.com

Current number of employees
12

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$308,775.00	$286,955.72
Cash & Cash Equivalents	$29,039.00	$191,809.44
Accounts Receivable	$186,639.00	$111,958.98
Short-term Debt	$152,074.00	$46,672.23
Long-term Debt	$0.00	$39,978.06
Revenues/Sales	$1,118,779.00	$934,118.64
Cost of Goods Sold	$165,491.00	$287,349.30
Taxes Paid	$41,400.00	$23,973.28
Net Income	-$84,627.00	-$98,667.06

July 18, 2019

FORM C-AR/A

French Morning Media Group, Inc.



This Form C-AR/A (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by French Morning Media Group, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR/A pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at frenchmorning.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and

having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR/A is July 18, 2019.

THIS FORM C-AR/A DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR/A is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR/A and the Exhibits hereto.

French Morning Media Group, Inc. (the "Company") is a Delaware Corporation, formed on July 21, 2017. The Company is currently also conducting business under the name of Maudits Français, Frenchly, French Morning London, and French Morning.

The Company is located at 27 West 20th Street, Suite 800, New York, NY 10011.

The Company's website is frenchmorning.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

French Morning Media Group is an on line media company focused on building a community around meaningful news and content for Francophiles (defined as a person who has a strong liking or strong admiration for France or the French) and French expats around the world. The Company's three websites - frenchmorning.com, frenchly.us, and mauditsfrancais.ca- currently target French expats and Francophiles in the U.S. and in Montreal. The Company has three revenue streams: (i) Advertising: from directory listings to customized campaigns. the Company offers a wide variety of services to assist advertisers in gaining leads and building brand awareness. The Company also has an integrated studio, French Morning Studio, which aims to help clients craft the story, media, and execution strategy for their campaigns through social media assets and/or video series. (ii) Events: the Company organizes a wide range of events designed to bring its online content "offline" in order to deepen relationships with readers. Monetization of these events occurs through sponsorships and ticket sales. (iii) E-commerce: the Company hosts an on line market that sells French goods such as foods, drinks, fashion, and health and beauty products in the U.S.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Emmanuel Saint-Martin who is CEO of the Company. The Company has or intends to enter into employment agreements with Emmanuel Saint-Martin although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Emmanuel Saint-Martin or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Emmanuel Saint-Martin in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Emmanuel Saint-Martin die or become disabled, the Company will not receive any

compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Our business could be adversely affected if there is a decline in advertising spending.

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products;

(iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users for our content.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved media platforms and thus may be better equipped than us to develop and commercialize media platforms. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our media platform will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as freelance writers, photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and international locations.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Changes in government regulation could adversely impact our business.
The internet industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our products are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our products are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-Ray players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to

emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

We maintain and rely extensively on information technology systems anti network infrastructures for the effective operation of our business.
We also hold large amounts of data in various data center facilities upon which our business depends upon. A disruption, infiltration or failure of our information technology systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security and loss of critical data, which in tum could materially adversely affect our business. Our security procedures, such as virus protection software and our business continuity planning, such as our disaster recovery policies and back-up systems may not be adequate or implemented properly to fully address the adverse effect of such events, which could adversely impact our operations,

Our business could be adversely affected to the extent we do not make the appropriate level of investment in our technology systems as our technology systems become out-of-date or obsolete and are not able to deliver the type of data integrity and reporting we need to run our business. Furthermore, when we implement new systems and or upgrade existing systems, we could be faced with temporary or prolonged disruptions that could adversely affect our business.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on July 21, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information/ these steps could reduce our operating margins.

In March and April 2018, our website suffered unauthorized intrusions in which customer data might have been accessed.

Although none of these breaches had a material adverse effect, this may not continue to be the case going forward. Following these attacks, we have taken additional steps designed to improve the security of our networks and computer systems. Despite these defensive measures, there can be no assurance that we are adequately protecting our information or that we will not continue to experience future violations.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We operate in virtually every part of the world and serve customers in more than 3 countries.

In 2018, approximately 10% of our revenue was attributable to activities outside the U.S. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.
Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

French Morning Media Group is an on line media company focused on building a community around meaningful news and content for Francophiles (defined as a person who has a strong liking or strong admiration for France or the French) and French expats around the world. The Company's three websites - frenchmorning.com, frenchly.us, and mauditsfrancais.ca- currently target French expats and Francophiles in the U.S. and in Montreal. The Company has three revenue streams: (i) Advertising: from directory listings to customized campaigns. the Company offers a wide variety of services to assist advertisers in gaining leads and building brand awareness. The Company also has an integrated studio, French Morning Studio, which aims to help clients craft the story, media, and execution strategy for their campaigns through social media assets and/or video series. (ii) Events: the Company organizes a wide range of events designed to bring its online content "offline" in order to deepen relationships with readers. Monetization of these events occurs through sponsorships and ticket sales. (iii) E-commerce: the

Company hosts an on line market that sells French goods such as foods, drinks, fashion, and health and beauty products in the U.S.

Business Plan

We build communities around our content with creativity, expertise and discipline across a wide variety of media platforms and engage consumers in many facets of their lives in order to be the "place to be" for all French people living abroad, as well as American people interested in France. By scaling at the international level and opening new editions, we will leverage our leading position in the U.S. market. offering a new audience to our current advertisers who are interested in "French expats." wherever they reside.

History of the Business

In early 2018 we bought a company based in London (French Radio London) that became French Morning London. The former owners of that company were paid in equity (shares of French Morning Media Group).

The Company's Products and/or Services

Product / Service	Description	Current Market
French Morning	Frenchmorning.com targets French expats in the U.S. The site is presented in French and is organized into six local editions: New York, San Francisco, Los Angeles, Texas, Miami, and Washington D.C. The site is broken into several sections that offer French expats resources to stay up to date with U.S.-related current events and culture.	United States
Frenchly.us	Frenchly.us is published in English and is designed for American Francophiles. The site's material covers content revolving around French-related current events, entertainment, and food and travel guides. The site also includes an online market that allows Francophiles to purchase French prepared foods, drinks, and beauty products.	United States
Maudits Français	Mauditsfrancais.ca is published in French and targets French expats in Montreal. The site is structured similarly to French Morning, but the information is specifically centered around news and events set in Montreal.	Canada
French Morning London	French Morning London is published in French and targets French expats in London. The site is structured similarly to French Morning, but the information is specifically centered around news and events set in London.	UK

We have no new products in development.

Advertisements on our websites are sold exclusively by our in house sales force. Tickets for our events are sold through ticketing platforms and promoted on our website, newsletters, and social media networks.

Competition

The Company's primary competitors are France Amérique, Le Figaro, Le Monde, France Today, French District, and Courrier International.

For advertising revenues, we compete with other niche publications, online and print, targeting French expats in the U.S. as well as other major French media brands targeting U.S. residents via IP targeting. Our e-commerce market competes with a few specialized markets selling French products, or international products.

Customer Base

Our customers are brands eager to connect with French people living abroad. They are primarily in the travel, finance, insurance, education, and real estate markets.

Intellectual Property

None.

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, billing, e-commerce, promotions, quality of services, intellectual property ownership and infringement, tax, import and export requirements, data privacy requirements. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 27 West 20th Street, Suite 800, New York, NY 10011

The Company conducts business in New York, Florida, Canada, and United Kingdom.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
French Morning LLC	Limited Liability Company	New York	May 7, 2009	100.0%
Maudites Editions Inc	C-Corporation	Montreal Canada	January 11, 2018	100.0%
French Morning London Limited	Limited Liability Company	London	February 26, 2010	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Emmanuel Saint-Martin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Director of the Company since its founding in 2006.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO and Director of the Company since its founding in 2006.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Emmanuel Saint-Martin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Director of the Company since its founding in 2006.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO and Director of the Company since its founding in 2006.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 12 employees in New York, Canada, and London (UK).

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	422,923
Voting Rights	Majority of Common Stockholders entitled to vote to designate the board members.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Series Seed Preferred Stock
Amount outstanding	58,655
Voting Rights	So long as at least 50% of the original number of Series Seed Preferred Stock is outstanding, holders of Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Approval of a majority of the Preferred Stock holders required to (i) adversely change rights of the Preferred Stock; (ii) change the authorized number of shares; (iii) authorize a new series of Preferred Stock having rights senior to or on parity with the Preferred Stock; (iv) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (v) declare or pay any dividend; (vi) change the number of directors; or (vii) liquidate or dissolve, including any change of control.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Securities issued pursuant to Regulation CF:

Type of security	Units of Preferred Stock
Amount outstanding	58,655
Voting Rights	No
Anti-Dilution Rights	N/A

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	Kabbage/Celtic Bank
Amount outstanding	$15,000.00
Interest rate and payment schedule	APR: 28.58% 6 monthly payments with the following minimum payment: Months 1 & 2: $2,837.50 Months 3 to 6: $2,650.00
Amortization schedule	N/A
Describe any collateral or security	Lender has a security interest in (a) all tangible and intangible personal property of the Company, including, all accounts, deposit accounts, chattel paper, documents, equipment, general intangibles, instruments, inventory, investment property (including certificated and uncertificated securities, securities accounts, securities entitlements, commodity contracts and commodity accounts), letter of credit rights, commercial tort claims and as-extracted collateral ; (b) all patents, patent applications, trademarks, trade names, service marks, logos, copyrights, and other sources of business identifiers, and all registrations, recordings and applications with the USPTO and U.S. Copyright Office and all renewals, reissues and extensions thereof (collectively "IP"), together with any written agreement granting any right to use any IP; and (c) all accessions, attachments, accessories, parts, supplies and replacements, products, proceeds and collections with respect to the items described in (a) and (b) above, as those terms are defined in Article 9 of the UCC and all records and data relating thereto.
Maturity date	May 29, 2019
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	Kabbage/Celtic Bank
Amount outstanding	$8,200.00
Interest rate and payment schedule	APR: 24.01% 6 monthly payments with the following minimum payment: Months 1 & 2: $1,489.67 Months 3 to 5: $1,448.67 Month 6: $1,448.65
Amortization schedule	N/A
Describe any collateral or security	Lender has a security interest in (a) all tangible and intangible personal property of the Company, including, all accounts, deposit accounts, chattel paper, documents, equipment, general intangibles, instruments, inventory, investment property (including certificated and uncertificated securities, securities accounts, securities entitlements, commodity contracts and commodity accounts), letter of credit rights, commercial tort claims and as-extracted collateral ; (b) all patents, patent applications, trademarks, trade names, service marks, logos, copyrights, and other sources of business identifiers, and all registrations, recordings and applications with the USPTO and U.S. Copyright Office and all renewals, reissues and extensions thereof (collectively "IP"), together with any written agreement granting any right to use any IP; and (c) all accessions, attachments, accessories, parts, supplies and replacements, products, proceeds and collections with respect to the items described in (a) and (b) above, as those terms are defined in Article 9 of the UCC and all records and data relating thereto.
Maturity date	July 31, 2019
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	Kabbage/Celtic Bank
Amount outstanding	$15,000.00
Interest rate and payment schedule	APR: 24.96% 6 monthly payments with the following minimum payment: Months 1 & 2: $2,837.50 Months 3 to 6: $2,650.00
Amortization schedule	N/A
Describe any collateral or security	Lender has a security interest in (a) all tangible and intangible personal property of the Company, including, all accounts, deposit accounts, chattel paper, documents, equipment, general intangibles, instruments, inventory, investment property (including certificated and uncertificated securities, securities accounts, securities entitlements, commodity contracts and commodity accounts), letter of credit rights, commercial tort claims and as-extracted collateral ; (b) all patents, patent applications, trademarks, trade names, service marks, logos, copyrights, and other sources of business identifiers, and all registrations, recordings and applications with the USPTO and U.S. Copyright Office and all renewals, reissues and extensions thereof (collectively "IP"), together with any written agreement granting any right to use any IP; and (c) all accessions, attachments, accessories, parts, supplies and replacements, products, proceeds and collections with respect to the items described in (a) and (b) above, as those terms are defined in Article 9 of the UCC and all records and data relating thereto.
Maturity date	May 14, 2019
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	Kabbage/Celtic Bank
Amount outstanding	$8,000.00
Interest rate and payment schedule	APR: 25.28% 6 monthly payments with the following minimum payment: Months 1 & 2: $1,453.34 Month 3 to 5: $1,413.34 Month 6: $1,413.30
Amortization schedule	N/A
Describe any collateral or security	Lender has a security interest in (a) all tangible and intangible personal property of the Company, including, all accounts, deposit accounts, chattel paper, documents, equipment, general intangibles, instruments, inventory, investment property (including certificated and uncertificated securities, securities accounts, securities entitlements, commodity contracts and commodity accounts), letter of credit rights, commercial tort claims and as-extracted collateral ; (b) all patents, patent applications, trademarks, trade names, service marks, logos, copyrights, and other sources of business identifiers, and all registrations, recordings and applications with the USPTO and U.S. Copyright Office and all renewals, reissues and extensions thereof (collectively "IP"), together with any written agreement granting any right to use any IP; and (c) all accessions, attachments, accessories, parts, supplies and replacements, products, proceeds and collections with respect to the items described in (a) and (b) above, as those terms are defined in Article 9 of the UCC and all records and data relating thereto.
Maturity date	July 6, 2019
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	Kabbage/Celtic Bank
Amount outstanding	$15,000.00
Interest rate and payment schedule	APR: 24.97% 6 monthly payments with the following minimum payment: Months 1 to 6: $1,475.00 Months 7 to 12: $1,400.00
Amortization schedule	N/A
Describe any collateral or security	Lender has a security interest in (a) all tangible and intangible personal property of the Company, including, all accounts, deposit accounts, chattel paper, documents, equipment, general intangibles, instruments, inventory, investment property (including certificated and uncertificated securities, securities accounts, securities entitlements, commodity contracts and commodity accounts), letter of credit rights, commercial tort claims and as-extracted collateral ; (b) all patents, patent applications, trademarks, trade names, service marks, logos, copyrights, and other sources of business identifiers, and all registrations, recordings and applications with the USPTO and U.S. Copyright Office and all renewals, reissues and extensions thereof (collectively "IP"), together with any written agreement granting any right to use any IP; and (c) all accessions, attachments, accessories, parts, supplies and replacements, products, proceeds and collections with respect to the items described in (a) and (b) above, as those terms are defined in Article 9 of the UCC and all records and data relating thereto.
Maturity date	December 16, 2019
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	Kabbage/Celtic Bank
Amount outstanding	$10,000.00
Interest rate and payment schedule	APR: 23.35% 6 monthly payments with the following minimum payment: Months 1 & 2: $1,816.67 Months 3 to 5: $1,766.67 Month 6: $1,766.65
Amortization schedule	N/A
Describe any collateral or security	Lender has a security interest in (a) all tangible and intangible personal property of the Company, including, all accounts, deposit accounts, chattel paper, documents, equipment, general intangibles, instruments, inventory, investment property (including certificated and uncertificated securities, securities accounts, securities entitlements, commodity contracts and commodity accounts), letter of credit rights, commercial tort claims and as-extracted collateral ; (b) all patents, patent applications, trademarks, trade names, service marks, logos, copyrights, and other sources of business identifiers, and all registrations, recordings and applications with the USPTO and U.S. Copyright Office and all renewals, reissues and extensions thereof (collectively "IP"), together with any written agreement granting any right to use any IP; and (c) all accessions, attachments, accessories, parts, supplies and replacements, products, proceeds and collections with respect to the items described in (a) and (b) above, as those terms are defined in Article 9 of the UCC and all records and data relating thereto.
Maturity date	June 29, 2019
Other material terms	N/A

Type of debt	Credit Card
Name of creditor	American Express
Amount outstanding	$29,124.65
Interest rate and payment schedule	APR: 20.49% Minimum Payment Due: $9,405.22
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Credit Card
Name of creditor	Chase
Amount outstanding	$13,418.68
Interest rate and payment schedule	APR: 15.49% Minimum Payment Due: $311.00
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Invoice Factoring
Name of creditor	Fundbox
Amount outstanding	$15,481.95
Interest rate and payment schedule	Payments made over 12 or 24 weekly payments with a fee per transaction.
Amortization schedule	N/A
Describe any collateral or security	Open Invoice
Maturity date	N/A
Other material terms	N/A

The total amount of outstanding debt of the company is $152,074.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Units of Preferred Stock	41,655	$208,275	Opening of new editions in Montreal and London	9/15/2017	Regulation CF
Units of Preferred Stock	17,000	$85,000	Opening of new editions in Montreal and London	8/10/2017	4(a)(2)

Ownership

A majority of the Company is owned by Emmanuel Saint-Martin (62.30%) and Once4You LLC (20.77%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Emmanuel Saint-Martin	62.30%
Once4You LLC	20.77%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Net sales rose 39.40% over the past year. This was driven by an increase in sales of advertising and revenues from events. Most of the growth in revenue is due to better performance of existing sales employee, and the addition of new sales rep, in California and in New York.

The Company intends to keep growing in the next 12 months by continuing to increase ad sales revenues in existing markets and add new markets. Revenues for non advertising sales (events) will continue to be a priority.

Liquidity and Capital Resources

On August 2, 2017, the Company conducted an offering pursuant to Regulation CF and raised $295,000.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Emmanuel Saint-Martin
(Signature)

Emmanuel Saint-Martin
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Emmanuel Saint-Martin
(Signature)

Emmanuel Saint-Martin
(Name)

CEO
(Title)

7/18/19
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Emmanuel Saint-Martin, being the founder of French Morning Media Group, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Emmanuel Saint-Martin

(Signature)

Emmanuel Saint-Martin

(Name)

CEO

(Title)

7/18/19

(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

French Morning Media Group
Consolidated Profit and Loss
2018

	USD
Income	
Sales	1,401,655
Refunds/Discounts	(282,876)
Total Income	**1,118,779**
Cost of Goods Sold	
Journalists	2,922
Podcasts	7,170
Suppliers	16,238
TV Production	144
Web Hosting	28,540
Writers	110,477
Total Cost of Goods Sold	**165,491**
Gross Profit	**953,288**
Expenses	
Payroll Expenses	531,902
Event expenses	102,276
Outside Contractors	89,330
Rent Expense	87,728
Legal Fees	39,272
Software	33,077
Travel Expense	32,797
Local Travel	16,778
Telephone and Cable	15,814
Advertising & Marketing Expense	11,703
Insurance Expense	9,748
Office Expenses	9,618
Interest Expense	9,571
Meals and Entertainment	8,051
Small Equipment	6,849
Accounting	6,823
Office Supplies	5,781
Bank Service Charges	4,910
Dues and Subscriptions	4,759
Merchant Fees	3,701
Research and Development	2,509
Depreciation	2,336
Taxes and Licenses	1,753
Donations	1,700
Repairs and Maintenance	715
Shipping and Delivery	591
Computer and Internet Expenses	583

Uniforms	451
Postage and Delivery	373
Automobile Expense	88
Total Expenses	1,041,587
Net Operating Income	**(88,299)**
Other Income	
Exchange Gain or Loss	3,672
Total Other Income	**3,672**
Net Income	**(84,627)**

-

French Morning Media Group
Consolidated Balance Sheet
Monday, December 31, 2018

	USD
ASSETS	
Current Assets	
Cash And Cash Equivalents	29,039
Accounts Receivable	187,639
Total Current Assets	**216,678**
Other Assets	
Security Deposit	7,000
Goodwill	85,097
Total Other Assets	**92,097**
TOTAL ASSETS	**308,775**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	7,451
Credit Cards	45,401
Payroll Liabilities	14,399
Loans	84,823
Total Current Liabilities	**152,074**
Total Liabilities	**152,074**
Equity	
Capital Stock	264,537
Paid In Capital	892,259
Retained Earnings	(915,468)
Net Income	(84,627)
Total Equity	**156,701**
TOTAL LIABILITIES AND EQUITY	**308,775**
	-
	-

	FM LLC	FMMG	Maudites	FM London	Journal Entries	Consolidated
ASSETS						
Current Assets						
Cash And Cash Equivalents	22,525	844	3,166	2,504		29,039
Accounts Receivable	155,885	-	7,016	24,738		187,639
Deposit Paid	-	-	-	-		-
Inventory Asset	-	-	-	-		-
Total Current Assets	178,410	844	10,182	27,242	-	216,678
						-
Fixed Assets						-
Fixed Assets, net	-	-	-	-		-
Total Fixed Assets	-	-	-	-	-	-
						-
Other Assets						-
Investment In FM London	21,553		-		(21,553)	-
Investment In Maudites Editions	21,262		-		(21,262)	-
Loan to French Morning Media Group	9,200		-		(9,200)	-
Investment In FM LLC		206,375	-	-	(206,375)	-
Investment In FM London		43,178	-	-	(43,178)	-
Investment In Maudites Editions		33,262	-	-	(33,262)	-
Goodwill	85,097	-	-	-		85,097
Security Deposit	7,000	-	-	-		7,000
Total Other Assets	144,112	282,815	-	-	(334,830)	92,097
TOTAL ASSETS	322,522	283,659	10,182	27,242	(334,830)	308,775
						-
LIABILITIES AND EQUITY						
Liabilities						
Current Liabilities						
Accounts Payable	2,581	-	1,348	3,522	-	7,451
Credit Cards	45,401	-	-	-		45,401
Payroll Liabilities	8,489	-	5,910	-		14,399
Loan From FMN	-	52,015	-	-	(52,015)	-
Due to/from French Morning			30,805	40,182	(70,987)	-
Loans	84,823	-	-	-		84,823
Total Current Liabilities	141,294	52,015	38,063	43,704	(123,002)	152,074
Long-Term Liabilities						-
Deposits Received	-	-	-	-	-	-
Total Long-Term Liabilities	-	-	-	-	-	-
Total Liabilities	141,294	52,015	38,063	43,704	(123,002)	152,074

Equity						
French Morning Media Group	215,500	-	-	892,259	(215,500)	892,259
Capital Stock	-	264,037	-	500		264,537
Retained Earnings	(34,272)	(32,393)	(27,881)	(909,221)	3,672	(1,000,095)
Total Equity	**181,228**	**231,644**	**(27,881)**	**(16,462)**	**(211,828)**	**156,701**
TOTAL LIABILITIES AND EQUITY	**322,522**	**283,659**	**10,182**	**27,242**	**(334,830)**	**308,775**
	-	-	-	-	-	-

	FM LLC	FM Inc	Maudites	FM London	Journal Entries	Consolidated
Income						
Sales	1,284,852	-	54,803	62,000		1,401,655
Refunds/Discounts	(272,237)	-	(10,639)	-		(282,876)
Total Income	**1,012,615**	**-**	**44,164**	**62,000**	**-**	**1,118,779**
Cost of Goods Sold						
Journalists	2,922	-	-	-		2,922
Podcasts	7,170	-	-	-		7,170
Suppliers	16,238	-	-	-		16,238
TV Production	144	-	-	-		144
Web Hosting	28,540	-	-	-		28,540
Writers	110,477	-	-	-		110,477
Total Cost of Goods Sold	**165,491**	**-**	**-**	**-**	**-**	**165,491**
Gross Profit	**847,124**	**-**	**44,164**	**62,000**	**-**	**953,288**

Expenses						
Advertising & Marketing Expense		8,193	-	3,277	233		11,703
Automobile Expense		88	-	-	-		88
Bank Service Charges		4,362	185	132	231		4,910
Donations		1,700	-	-	-		1,700
Uniforms		451	-	-	-		451
Computer and Internet Expenses		583	-	-	-		583
Dues and Subscriptions		3,928	-	531	300		4,759
Event expenses		102,276	-	-	-		102,276
Insurance Expense		9,748	-	-	-		9,748
Interest Expense		9,571	-	-	-		9,571
Legal Fees		19,077	10,574	8,310	1,311		39,272
Taxes and Licenses		649	1,104	-	-		1,753
Local Travel		16,778	-	-	-		16,778
Meals and Entertainment		8,051	-	-	-		8,051
Office Supplies		2,484	814	630	1,853		5,781
Outside Contractors		61,212	7,692	17,654	2,772		89,330
Merchant Fees		3,701	-	-	-		3,701
Payroll Expenses		425,799	-	38,663	67,440		531,902
Postage and Delivery		373	-	-	-		373
Accounting		3,150	900	-	2,773		6,823
Rent Expense		76,410	7,500	3,818	-		87,728
Repairs and Maintenance		715	-	-	-		715
Research and Development		2,509	-	-	-		2,509
Shipping and Delivery		591	-	-	-		591
Small Equipment		6,849	-	-	-		6,849
Software		33,077	-	-	-		33,077
Telephone and Cable		10,727	-	291	4,796		15,814
Travel Expense		32,460	72	265	-		32,797
Depreciation		-	-	-	2,336		2,336
Office Expenses		6,719	-	-	2,899		9,618
		-	-	-	-		-
		-	-	-	-		-
Total Expenses		852,231	28,841	73,571	86,944	-	1,041,587
Net Operating Income		(5,107)	(28,841)	(29,407)	(24,944)	-	(88,299)

Other Income							
Exchange Gain or Loss						3,672	3,672
Other Ordinary Income							-
Total Other Income		-	-	-	-	3,672	3,672
Net Income		(5,107)	(28,841)	(29,407)	(24,944)	3,672	(84,627)
		0	1	1	-		

French Morning
Profit and Loss
January - December 2018

	Total	
Income		
Advertising Income	958,984.72	Sales
Content Income	19,600.00	Sales
Discounts given	-271,217.19	Refunds/Discounts
Event Income	275,141.20	Sales
Le Marche	18,728.36	Sales
Production Income	4,100.00	Sales
Refund	-1,020.00	Refunds/Discounts
Sales	2.50	Sales
Sales of Books	71.54	Sales
Services	8,223.79	Sales
Total Income	$ 1,012,614.92	
Cost of Goods Sold		
Journalist/Video Production	2,921.96	**Journalists**
Podcasts	7,170.12	**Podcasts**
Supplier Le Marche	16,237.92	**Suppliers**
TV Production	143.71	**TV Production**
Web Hosting, Maint and Devel.	28,539.74	**Web Hosting**
Writer	93,121.86	**Writers**
Writer Maudits Francais	5,938.49	**Writers**
Writers ENGLISH	11,416.58	**Writers**
Total Writer	$ 110,476.93	
Total Cost of Goods Sold	$ 165,490.38	
Gross Profit	$ 847,124.54	
Expenses		
Advertising & Marketing Expense	7,695.22	Advertising & Marketing Expense
Media Buying	184.03	Advertising & Marketing Expense
Total Advertising & Marketing Expense	$ 7,879.25	
Advertising (Mailchimp)	316.47	Advertising & Marketing Expense
Automobile Expense	3.50	Automobile Expense
Gas	15.01	Automobile Expense
Parking	69.00	Automobile Expense
Total Automobile Expense	$ 87.51	
Bank Service and CCard Charges	2,994.12	Bank Service Charges
Charity / Donations	1,700.00	Donations
Clothing/Uniforms	450.55	Uniforms
Computer and Internet Expenses	582.63	Computer and Internet Expenses
Credit Card Fees	39.90	Bank Service Charges
Dues and Subscriptions	3,927.86	Dues and Subscriptions
Event expenses	102,276.21	Event expenses
Fundbox Fees	1,328.24	Bank Service Charges
Insurance Expense		
DI	223.22	Insurance Expense

Health Insurance		6,471.75	Insurance Expense
Liability Insurance		539.51	Insurance Expense
Workers Comp		2,513.02	Insurance Expense
Total Insurance Expense	$	**9,747.50**	
Interest Expense		9,570.61	Interest Expense
Legal		3,938.67	Legal Fees
Licenses/ Permits/ Fees		649.00	Taxes and Licenses
Local Travel		16,778.28	Local Travel
Meals and Entertainment		8,050.59	Meals and Entertainment
Office Supplies		2,484.40	Office Supplies
Outside Prof Services		3,500.00	Outside Contractors
Outside Serv Non US Residents		57,712.09	Outside Contractors
Payable Fees		41.98	Merchant Fees
PayPal Fees		1,175.07	Merchant Fees
Payroll Expenses		2,094.96	Payroll Expenses
Taxes		35,363.99	Payroll Expenses
Florida Reemployment Taxes		30.41	Payroll Expenses
Total Taxes	$	**35,394.40**	
Wages		388,309.42	Payroll Expenses
Total Payroll Expenses	$	**425,798.78**	
Postage and Delivery		372.63	Postage and Delivery
Printing and Reproduction		191.31	Office Expenses
Professional Fees			
Accounting		3,150.00	Accounting
Legal Fees		15,138.30	Legal Fees
Total Professional Fees	$	**18,288.30**	
QuickBooks Payments Fees		2,483.56	Merchant Fees
Reimbursements		6,528.04	Office Expenses
Rent Expense		76,409.61	Rent Expense
Repairs and Maintenance		715.33	Repairs and Maintenance
Research and Development		2,508.72	Research and Development
Shipping and Delivery		591.13	Shipping and Delivery
Small Equipment		6,848.66	Small Equipment
Software		33,077.49	Software
Telephone and Cable		10,727.49	Telephone and Cable
Travel Expense		32,422.18	Travel Expense
Travel Meal		37.66	Travel Expense
Total Expenses	$	**852,231.82**	
Net Operating Income	-$	**5,107.28**	
Net Income	-$	**5,107.28**	

French Morning Media Group
Profit and Loss
January - December 2018

	Total	
Ordinary Income/Expense		
Expense		
Bank Service Charges	184.74	Bank Service Charges
Legal Expense	10,574.34	Legal Fees
Office Supplies	814.45	Office Supplies
Outside Labor	7,692.34	Outside Contractors
Professional Fees		
Accounting	900.00	Accounting
Total Professional Fees	900.00	
Rent Expense	7,500.32	Rent Expense
Tax Expense		
NY	321.00	Taxes and Licenses
NYC	175.00	Taxes and Licenses
Tax Expense - Other	608.25	Taxes and Licenses
Total Tax Expense	1,104.25	
Travel Expense	71.06	Travel Expense
Total Expense	28,841.50	
Net Ordinary Income	-28,841.50	
Net Income	**-28,841.50**	

Maudites Editions

Profit and Loss
January - December 2018

	Avg
Exchange Rate	1.297

	CAD		USD	
REVENUE				
70000 Sales	69,296.75	$	53,428.49	Sales
70100 Events	1,781.95	$	1,373.90	Sales
70910 Discounts given	-13,798.70	$	(10,638.94)	Refunds/Discounts
75000 Other products	0.56	$	0.43	Sales
Total income	$ 57,280.56	$	44,163.89	
COST OF GOODS SOLD				
60401 Subcontractors - COS	22,897.86	$	17,654.48	Outside Contractors
60402 Advertising / Promotion	4,250.00	$	3,276.79	Advertising & Marketing Expense
Total cost of goods sold	$ 27,147.86	$	20,931.27	
GROSS PROFIT	$ 30,132.70	$	23,232.61	
EXPENSES				
60631 Other Supplies	816.94	$	629.87	Office Supplies
61301 Rent or lease payments	4,951.49	$	3,817.65	Rent Expense
62201 Legal and professional fees	10,777.89	$	8,309.86	Legal Fees
62511 Travel	344.28	$	265.44	Travel Expense
62601 Telecommunications	376.94	$	290.62	Telephone and Cable
62701 Bank charges	171.64	$	132.34	Bank Service Charges
64111 Salaries	45,892.83	$	35,383.83	Payroll Expenses
64511 Social Security	4,253.53	$	3,279.51	Payroll Expenses
65101 Software and subscriptions	688.92	$	531.16	Dues and Subscriptions
Total of expenses	$ 68,274.46	$	52,640.29	
PROFIT	-$ 38,141.76	$	(29,407.68)	

French Morning London Limited
Profit and Loss
January - December 2018

	2018
Exchange Rate	0.75

	Pound	USD	
Turnover	46,500	62,000	Sales
Gross profit			
Wages	50,580	67,440	Payroll Expenses
Accountancy	2,080	2,773	Accounting
Legal	983	1,311	Legal Fees
General	697	929	Office Supplies
Bank	173	231	Bank Service Charges
Depreciation	1,752	2,336	Depreciation
Advertising	175	233	Advertising & Marketing Expense
Stationery	693	924	Office Supplies
Broadcasting	3,597	4,796	Telephone and Cable
Subscriptions	225	300	Dues and Subscriptions
Administration and Office	2,174	2,899	Office Expenses
Consultancy Services	2,079	2,772	Outside Contractors
	65,208	86,944	
Operating Loss		-	
Profit/Loss on ordinary activities before taxation	(18,708)	(24,944)	
Profit/Loss for the financial year			

French Morning London Limited
Balance Sheet
As of December 31, 2018

| | | Exchange Rate | | 0.783686 | |

	Pounds	USD			
Assets					
Current Assets					
AR	19,387	$ 24,738.22	Accounts Receivable		
Cash	1,962	$ 2,503.55	Cash And Cash Equivalents	Cash And Cash Equivalents	
				Accounts Receivable	
Amounts Owed to Participating Interests	29,911	$ 38,167.07	Due to/from French Morning	Deposit Paid	
PAYE & Social Security	2,760	$ 3,521.82	Accounts Payable		
Directors' Current Accounts	1,579	$ 2,014.84	Due to/from French Morning		
Net current assets		$ 38,167.07		Inventory Asset	
Total assets less current liabilities					
Net assets					
Capital and reserves					
Called up share capital	392	$ 500.20	Capital Stock		
Share premium account	699,251	$ 892,259.14	French Morning Media Group	French Morning Media Group	
Profit and loss account	(712,544)	$ (909,221.30)	Retained Earnings	Capital Stock	
Shareholders funds	(12,901)	$ (16,461.95)		Retained Earnings	
				Net Income	
	4,339.00	5,536.66			

Maudites Editions
Balance Sheet
As of December 31, 2018

		CAD		USD		
					Exchange Rate	1.364439
ASSETS						
Current assets						
Cash						
51200 Mount Royal Hills (-PCA)		4,319.98		3,166.12	Cash And Cash Equivalents	Cash And Cash Equivalents
Total cash	$	4,319.98	$	3,166.12		Accounts Receivable
Accounts receivable (CC)						Deposit Paid
41100 Accounts Receivable (A/R)		9,572.39		7,015.62	Accounts Receivable	Inventory Asset
Total Accounts receivable (CC)	$	9,572.39	$	7,015.62		
Total current assets	$	13,892.37	$	10,181.75		
Total assets	$	13,892.37	$	10,181.75		
LIABILITIES AND EQUITY						Accounts Payable
Liabilities						Credit Cards
Current liabilities						Payroll Liabilities
Accounts Payable						Loan From FMN
40100 Accounts Payable (CF)		1,839.94		1,348.50	Accounts Payable	Loans
Total Accounts Payable	$	1,839.94	$	1,348.50		
42100 Salary liabilities		846.20		620.18	Payroll Liabilities	
42800 Vacation payable		1,209.30		886.30	Payroll Liabilities	
43800 Sums to be returned to the state		1,419.22		1,040.15	Payroll Liabilities	French Morning Media Group
44561 GST/HST - QST Payable		4,588.54		3,362.95	Payroll Liabilities	Capital Stock
45510 Due to/from French Morning		42,030.93		30,804.55	Due to/from French Morning	Retained Earnings
Total Current Liabilities	$	51,934.13	$	38,062.63		
Total liabilities	$	51,934.13	$	38,062.63		
10100 Equity Opening Balance		100.00		73.29	Retained Earnings	
Benefit of the year		-38,141.76		-27,954.17	Retained Earnings	
Total Equity	-$	38,041.76	-$	27,880.88		
Total Liabilities and Equity	$	13,892.37	$	10,181.75		
	$	-	$	-		

French Morning Media Group
Balance Sheet
As of December 31, 2018

	Total			Cash And Cash Equivalents
ASSETS				
Current Assets				
Checking/Savings				Accounts Receivable
Chase Checking 8532	$ 844.89	Cash And Cash Equivalents		
Total Checking/Savings	$ 844.89			Deposit Paid
Total Current Assets	$ 844.89			Inventory Asset
Other Assets				
Investment In FM LLC	$ 206,374.89	Investment In FM LLC		
Investment In FM London	$ 43,177.70	Investment In FM London		
Investment In Maudites Editions	$ 33,261.90	Investment In Maudites Editions		
Total Other Assets	$ 282,814.49			
TOTAL ASSETS	$ 283,659.38			
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities				
Other Current Liabilities				
Loan From FMN	$ 52,014.88	Loan From FMN		
Total Other Current Liabilities	$ 52,014.88			
Total Current Liabilities	$ 52,014.88			
Total Liabilities	$ 52,014.88			
Equity				
Capital Stock	$ 264,037.01	Capital Stock		
Retained Earnings	$ (3,551.01)	Retained Earnings		
Net Income	$ (28,841.50)	Retained Earnings		
Total Equity	$ 231,644.50			
TOTAL LIABILITIES & EQUITY	$ 283,659.38			
	$ -			

French Morning
Balance Sheet
As of December 31, 2018

		Total	
ASSETS			
Current Assets			
Bank Accounts			
Chase		22,524.78	Cash And Cash Equivalents
Total Bank Accounts	$	22,524.78	
Accounts Receivable			
Accounts Receivable		155,884.75	Accounts Receivable
Total Accounts Receivable	$	155,884.75	
Other Current Assets			
Investment In FM London		21,552.86	Investment In FM London
Investment In Maudites Editions		21,261.90	Investment In Maudites Editions
Loan to French Morning Media Group		9,200.12	Loan to French Morning Media Group
Total Other Current Assets	$	52,014.88	
Total Current Assets	$	230,424.41	
Fixed Assets			
Accumulated Depreciation		-9,177.89	Fixed Assets, net
Computers		5,796.46	Fixed Assets, net
Furniture		3,381.43	Fixed Assets, net
Total Fixed Assets	$	0.00	
Other Assets			
Goodwill		93,684.80	Goodwill
Amortization Accumulated		-8,588.00	Goodwill
Total Goodwill	$	85,096.80	
Security Deposit		7,000.00	Security Deposit
Total Other Assets	$	92,096.80	
TOTAL ASSETS	$	322,521.21	
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
Accounts Payable		2,580.00	Accounts Payable
Total Accounts Payable	$	2,580.00	
Credit Cards			
American Express Business		31,907.15	Credit Cards
Chase Credit Card		13,493.91	Credit Cards
Total Credit Cards	$	45,401.06	
Other Current Liabilities			

Cash And Cash Equivalents

Accounts Receivable
Investment In FM London
Investment In Maudites Editions
Loan to French Morning Media Group
Fixed Assets, net
Other Assets
Security Deposit
Accounts Payable
Credit Cards
Loans
Payroll Liabilities
French Morning Media Group
Equity

Loan Payable					
Fundbox Invoice Advances		15,481.95	Loans		
Kabbage Loan		69,208.32	Loans		
Total Loan Payable	$	84,690.27			
Payroll Liabilities		0.00			
CA PIT / SDI		82.73	Payroll Liabilities		
Federal Taxes (941/944)		5,599.78	Payroll Liabilities		
Federal Unemployment (940)		261.00	Payroll Liabilities		
NYS Employment Taxes		1,297.96	Payroll Liabilities		
NYS Income Tax		1,247.83	Payroll Liabilities		
Total Payroll Liabilities	$	8,489.30			
Total Other Current Liabilities	$	93,179.57			
Total Current Liabilities	$	141,160.63			
Long-Term Liabilities					
Loan from ESM		133.06	Loans		
Total Long-Term Liabilities	$	133.06			
Total Liabilities	$	141,293.69			
Equity					
French Morning Media Group		215,500.00	French Morning Media Group		
Members Equity		-29,165.20	Retained Earnings		
Net Income		-5,107.28	Retained Earnings		
Total Equity	$	181,227.52			
TOTAL LIABILITIES AND EQUITY	$	322,521.21			

Friday, Mar 22, 2019 08:31:33 AM GMT-7 - Accrual Basis